Mine Safety Appliances Company

1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

July 25, 2013

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2012

Filed February 20, 2013

File No. 1-15579

Dear Mr. Vaughn:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2012 filed on February 20, 2013

(File No. 1-15579), as set forth in your letter dated July 11, 2013.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 26

1.	We note from page 49 that at December 31, 2012, you hold a cumulative total of $258 million of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents and short-term investments totaled $82.7 million at that date, please tell us the amount of cash and equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would be available for use in the U.S. without incurring U.S. taxes.

Response: The amount of cash and cash equivalents held by our foreign subsidiaries at December 31, 2012 was $74.0 million. We do not intend to repatriate these funds, as our foreign subsidiary retained earnings are indefinitely reinvested at December 31, 2012. Repatriation of these earnings to the U.S. would incur U.S. taxes.

In our future filings, we will expand our Liquidity and Capital Resources discussion to identify the amount of cash and cash equivalents that is held by foreign subsidiaries, the amount that could be subject to additional U.S. income taxes if repatriated and to indicate that it is not practicable to determine the tax liability if these funds were repatriated. We will also disclose management’s expectation that domestic cash and cash equivalents, domestic cash flows from operations, annual repatriation of a portion of the current period’s foreign earnings, and availability on our domestic line of credit continue to be sufficient to fund our domestic liquidity requirements.

2.	Further, as we note from page 46 that the majority of your operations and property, plant and equipment are in North America (primarily the U.S.), please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to expatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Response: We have historically had and currently project sufficient cash flow from U.S. operations and repatriation of current year earnings from various foreign subsidiaries to meet our U.S. liquidity requirements. Our primary liquidity requirements are for working capital, capital expenditures, principal and interest payments on debt and dividends. All of our long-term debt originates in the U.S., including our $300 million unsecured senior revolving credit facility. At December 31, 2012, $185 million of the revolving credit facility was unused and available to meet U.S. liquidity requirements. If for some reason our future cash flows fell short of our current projections, we believe that we have sufficient borrowing capacity in the U.S. to meet our liquidity requirements without the need to repatriate foreign cash that has been indefinitely reinvested.

We have disclosed in Note 7 – Income Taxes that the undistributed earnings of our foreign subsidiaries are indefinitely reinvested and that it is not practicable to calculate the potential income tax liability. We can affirmatively state, that if we were to repatriate the cash held at our foreign subsidiaries that is indefinitely reinvested, our income tax liability would increase. These earnings, however, are indefinitely reinvested in the foreign subsidiaries and we do not have any plans or U.S. cash needs that require repatriation.

Note 5 – Segment Information, page 46

3.	We note your disclosure of long-lived assets by geographic area including the amount recorded under “Consolidated Totals.” Please reconcile this amount for each period presented to the consolidated balance sheet.

Response: The disclosure of long-lived assets presented in Note 5 – Segment Information includes net property and intangible assets by reporting segment and consolidated totals at December 31, 2012, 2011 and 2010.

A reconciliation of the amounts for each year presented follows:

In thousands	North America	Europe	International	Consolidated
2012
Net property	$85,923	$25,460	$36,082	$147,465
Intangible assets	33,719	4,422	507	38,648

Long-lived assets per footnote	119,642	29,882	36,589	186,113
2011
Net property	$85,644	$25,273	$34,846	$145,763
Intangible assets	41,717	4,708	694	47,119

Long-lived assets per footnote	127,361	29,981	35,540	192,882
2010
Net property	$94,844	$27,744	$34,201	$156,789
Intangible assets	47,397	5,455	1,028	53,880

Long-lived assets per footnote	142,241	33,199	35,229	210,669

To conform with the implementation guidance included in ASC 280-10-55-23, in future filings we will revise our disclosure of long-lived assets by reportable segment for all years presented to include only net property.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer